Registration Statement No. 333-100435

811-21220

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. 3

And

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Pre-Effective Amendment No. 3 to

______________

TIC VARIABLE ANNUITY SEPARATE ACCOUNT 2002
(Exact name of Registrant)

THE TRAVELERS INSURANCE COMPANY
(Name of Depositor)

P.O. Box 990026
HARTFORD, CONNECTICUT 06199-0026
(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number, including area code:  (860) 277-0111

ERNEST J. WRIGHT
The Travelers Insurance Company
P.O. Box 990026
Hartford, Connecticut 06199-0026
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable following the effectiveness of the Registration Statement.

It is proposed that this filing will become effective (check appropriate box):

[N/A]	immediately upon filing pursuant to paragraph (b) of Rule 485.

[N/A]	on ___________ pursuant to paragraph (b) of Rule 485.

[N/A]	60 days after filing pursuant to paragraph (a)(1) of Rule 485.

[N/A]	on May 1, 2002 pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[ ]	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section8(a), may determine.

The sole purpose of this Pre-Effective Amendment No. 3 is to replace Exhibit 10, Independent Auditors’ Consent, which was filed with incorrect language.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Pre-Effective Amendment No.3 to this registration statement to be signed on its behalf, in the City of Hartford, and State of Connecticut, on February 12th , 2003

TIC VARIABLE ANNUITY SEPARATE ACCOUNT 2002
(Registrant)

THE TRAVELERS INSURANCE COMPANY
(Depositor)

By:	*GLENN D. LAMMEY

Glenn D. Lammey, Chief Financial Officer, Chief Accounting Officer and Controller

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 12th day of February 2003.

*GEORGE C. KOKULIS (George C. Kokulis)	Director, President and Chief Executive Officer (Principal Executive Officer)

*GLENN D. LAMMEY (Glenn D. Lammey)	Director, Chief Financial Officer, Chief Accounting Officer (Principal Financial Officer)

*MARLA BERMAN LEWITUS (Marla Berman Lewitus)	Director

*KATHLEEN L. PRESTON (Kathleen L. Preston)	Director

*By:    /s/Ernest J. Wright, Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description	Method of Filing

*10	Consent of KPMG LLP, Independent Auditors	Electronically

*Filed herewith.